                                                                  Exhibit 99.1.2

                         Mercer Mutual Insurance Company

                                       and

                          Mercer Insurance Group, Inc.


                        Pro Forma Appraisal Update Report

                            Joint Plan of Conversion

                        from Mutual to Stock Organization

                                 March 31, 2003

                                                           607 Washington Street
                                                                   P.O. Box 1497
                                                               Reading, PA 19603

                                                             Phone(610) 478-2102
                                                         Emailegh@go2griffin.com
                                                               Fax(610) 371-7377

                                 March 31, 2003

Board of Directors
Mercer Mutual Insurance Company
c/o Mr. Andrew R. Speaker
President & Chief Executive Officer
10 North Highway 31
Pennington, New Jersey 08534

Directors:

      You have requested that Griffin Financial Group, LLC ("Griffin") update our independent appraisal (the "Appraisal") of the estimated pro forma market value Mercer Mutual Insurance Group (the "Company" or "Mercer") as a subsidiary of Mercer Insurance Group, Inc. (the "Corporation"), Pennington, New Jersey, a newly organized Pennsylvania corporation. The Corporation will offer common stock ("Common Stock") consistent with our estimate of the pro forma market value of the Company. Such shares of Common Stock are to be issued in connection with the Company's conversion from a Pennsylvania mutual insurance company to a stock insurance company (the "Reorganization") in accordance with the Company's "Amended and Restated Plan of Conversion from Mutual to Stock Organization" as adopted on December 13, 2002 as amended and restated on March 19, 2003 and April 15, 2003 (the "Plan") and as filed on April 30, 2003 with the Insurance Department of the State of Pennsylvania (he "Insurance Department"). Griffin's Appraisal as of January 2, 2003 is incorporated herein by reference.

      This Updated Appraisal was prepared and provided to the Company in conjunction with the filing of the amended Application for Conversion as filed with the Insurance Department and the Registration Statement on Form S-1 with the Securities and Exchange Commission (the "SEC"). Griffin believes it is independent of the Company. Except for the fee which it will receive for providing this appraisal and for serving as an independent financial advisor to the Company, neither Griffin nor the Company have an economic interest in each other and neither has derived and does not anticipate deriving gross revenues of a material amount from business relationships with each other.

      Griffin is an investment banking firm recognized for its expertise in the financial services industry. Griffin, as part of its investment banking business, from time to time engages in the evaluation of businesses in the financial services segment in connection with mergers and acquisitions. Griffin's investment banking services include mergers and acquisitions advisory services, fairness opinions, capital planning and mutual to stock conversion advisory service.

      Griffin has relied upon, without independent verification, the accuracy and completeness of the information provided to, and review by, it for the purposes of this Appraisal update. Griffin has not made an independent evaluation or valuation of the assets or liabilities of the Company. With respect to financial estimates and projections, Griffin assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of management of the Company and Griffin assumed such projections will be realized in the amounts and at the times contemplated thereby. We are not actuaries nor have we made an assessment of the underwriting risk of the policies in force at the Company. We have assumed that the reserves established by the Company are adequate to meet future losses. The Appraisal also utilized information obtained from other publicly available sources which Griffin believes to be accurate, however, we cannot attest to the accuracy of such information.

      Concurrent with the preparation of this Appraisal update, Griffin: (i) reviewed a copy of the Corporation's Registration Statement on Form S-1 to be filed with the SEC; (ii) reviewed financial statements and other financial and operating data concerning the Company prepared by its management for the period ended December 31, 2002; (iii) reviewed certain financial information and projections of the Company as prepared by its management; (iv) discussed certain aspects of the past, current and future business practices, operations, financial condition and prospects of the Company with certain senior members of the Company's management; (vi) [reviewed the market valuation of common stocks property/casualty insurance companies, companies which recently converted from mutual to stock organization and companies having made recent initial public offerings]; (vi) compared the Company to other property/casualty companies we deemed appropriate; (vii) compared the Company to certain publicly available industry averages and aggregates as provided by authoritative industry sources; and (viii) performed such studies, business and financial investigations Griffin deemed appropriate.

      This Appraisal update is not intended and must not be construed as a recommendation to the Policyholders or any other persons as to the purchase of common stock of the Corporation in the Offering or otherwise. This Appraisal update is based upon a number of assumptions and estimates which may change from time to time and Griffin provides no guarantee, assurance, representations or warranties that any person who purchases shares of the Corporation's common stock in this conversion will subsequently be able to sell such shares of common stock at a price equivalent to the price indicated in this Appraisal update. Griffin is not a seller nor underwriter of securities within the meaning of federal and state securities laws and any opinion or report by Griffin is not meant and shall not be utilized or construed as an offer or solicitation with respect to the purchase or sale of any securities in the Offering.

      This Appraisal will be updated again at the conclusion of the subscription offering, or as requested by the Company. Griffin assumes no responsibility to update the Appraisal at any other time. Any subsequent changes made in the estimated market value of Mercer as a subsidiary of the corporation will be detailed in the appropriate Appraisal update.

      It is our opinion, pursuant to the instructions contained in the Plan that as of March 31, 2003, the estimated pro forma market value of the Mercer as a subsidiary of the Corporation was $49.0 million at the mid-point. Based upon a range 15% above and below the midpoint, the estimated pro forma range was $41.7 million at the minimum and $56.4 million at the maximum.

                                               Sincerely,




                                               GRIFFIN FINANCIAL GROUP, LLC

RECENT FINANCIAL PERFORMANCE OF THE COMPANY

      In 2002 Mercer continued increase its premium revenue and produce net underwriting profit, but experienced a decline in profitability. Direct premiums written increased by 22.6% to $50.9 million from $41.5 million in 2001 and net premiums earned increased by 31.7% to $40.5 million from $30.7 million in 2001. These increases reflect continued growth in Mercer's commercial lines business and firmer pricing, as well as a full year of operations of Franklin Holding.(1) Consistent with Mercer's goal of increasing commercial business, commercial multi-peril direct premiums written, the largest component of commercial lines, increased 39.2% to $13.5 million from $9.7 million in 2001 and net premiums earned for commercial multi-peril increased 35.2% to $9.6 million from $7.1 million in 2001. With this increase, commercial multi-peril premiums written in 2002 were approximately equal to homeowners premiums written for the first time in Mercer's history.

      In 2002, Mercer had an underwriting profit of $1.5 million and a combined ratio of 96.5%, well below A.M. Best's composite industry combined ratio of 107.2%, but higher than Mercer's 2001 combined ratio of 93.6%. This increase was primarily in the loss and loss adjustment expense ratio which increased from 47.3% in 2001 to 49.6% in 2002. The loss ratio increase was largely attributable to the acquisition of Franklin Holdings, resulting in (i) increased personal lines business that carries a materially higher loss ratio (62.8% versus a 36.3% commercial lines loss and loss adjustment ratio), (ii) an increase in reinsurance retention from $250,000 to $300,000 per policy, and (iii) the fact that 2002 witnessed a slightly higher frequency of smaller, mostly personal lines losses, none of which pierced this higher retention level.

      Net investment income in 2002 decreased $364,000, or 15.0%, compared to 2001, to $2.1 million, due to declining interest rates. Net realized investment gains decreased by $262,000 to a net loss of $220,000 in 2002. This net loss was largely attributable to the write-down of $647,000 relating to equity securities which were determined to be other than temporarily impaired. (Write-downs relating to equity securities totaled $185,000 and $369,000 in 2001 and 2000, respectively.)


----------
(1) 2001 results included only the seven months of operations following Mercer's June 1, 2001 acquisition of the controlling interest in Franklin Holding.

      Overall, year-over-year net income decreased 33.3% to $2.1 million in 2002. As described above, much of this decrease is due to periodic fluctuations in investment income and loss expenses, which, in Griffin's opinion, have not impaired Mercer's core earnings capacity. In addition, management expects underwriting expenses to moderate in future periods with lower data processing costs and elimination of the New Jersey retaliatory premium tax expense. Accordingly, Griffin believes its valuation of Mercer, based primarily on Mercer's book value, should not change because of the decrease in year-over-year net income experienced by Mercer in 2002. As stated in the original valuation, Griffin believes that investors in property/casualty insurance company equities generally place more weight on the price to book ratio than on the price to earnings ratio due to the variability of earnings in the property/casualty industry.

      Mercer is in the midst of a data processing systems conversion, scheduled for completion in early 2004, and is subsequently maintaining two data processing systems. When completed, Mercer expects some cost reductions and the ability to expand premium volume without material incremental processing expense because of the increased processing capacity in the resultant information system.

      When Mercer Mutual redomesticated to Pennsylvania in 1997, it became subject to New Jersey's retaliatory premium tax. After the conversion, Mercer plans to renew policies, whenever possible, in its New Jersey subsidiary, Mercer Insurance Company of New Jersey. This will reduce or eliminate the retaliatory premium tax, which totaled $611,000 and $532,000 in 2002 and 2001, respectively. Mercer will continue to renew policies in the Pennsylvania domiciled company, and therefore be subject to the retaliatory premium tax, until the conversion, because under Pennsylvania's Mutual to Stock Conversion Act, only policyholders of the Pennsylvania domiciled company may participate in the subscription rights offering.

RECENT MARKET CONDITIONS AND COMPARABLE GROUP PERFORMANCE

      According to A.M. Best, the property/casualty industry reported strong growth in net premiums written, 11.6% for the fourth quarter of 2002, and 15.3% for the full year 2002, due to the hard market currently occurring across all property/casualty sectors. The industry's composite combined ratio also improved from 115.7% in 2001 to 107.2% in 2002, primarily reflecting the dramatic decrease in catastrophic losses in 2002, as 2001 included over $9 billion of losses from September 11 terrorism.

      A.M. Best believes that despite the firming rates, a number of large-market segments including homeowners, commercial multi-peril, medical malpractice and workers' comp, still need to experience additional significant rate increases to achieve break-even combined ratios. Declining investment yields and the need for continued reserve strengthening exacerbate this need for rate increases. Although rates will continue to harden for the foreseeable future, A.M. Best believes that the depth of price decreases through the prior soft market and the large reserve deficiencies that have built up will likely keep industry returns modest.

      Financial condition and performance generally improved for the year ended December 31, 2002 for the members of the Comparable Group. The Group Median Total Assets, Shareholders' Equity and Market Cap increased 13.16%, 29.90%, and 45.85%, respectively for full year 2002 versus the LTM ended September 30, 2002.

                              FINANCIAL CONDITION

                                        TOTAL                                                POLICY
                           TOTAL       POLICY       SHAREHOLDERS' MARKET        EQUITY/     RESERVES/
                           ASSETS     RESERVES         EQUITY      CAP          ASSETS       EQUITY
                           ($000S)     ($000S)        ($000S)     ($000S)         (%)          (X)
                          ---------------------------------------------------------------------------
For the period ending
12/31/02
Group Mean                1,333,697    769,721        405,231     597,399        31.32        1.97
Group Median              1,224,355    661,185        382,732     486,645        29.19        1.88

For the period ending
9/30/2002
Group Mean                 1,244,617   713,378        375,139     585,808        32.36        1.98
Group Median               1,081,998   590,227        294,636     333,650        29.47        2.00

% Change (12/31/02 vs.
9/30/02)
Group Mean                    7.16%       7.90%         8.02%       1.98%        -3.20%       -0.54%
Group Median                 13.16%      12.02%        29.90%      45.85%        -0.98%       -6.39%

      The Group Median for ROE increased from 7.02% to 7.76%, while the Combined Ratio decreased from 103.57% to 100.19%.

                             FINANCIAL PERFORMANCE

                                                                            POLICY   NET PREMIUMS
                                        LTM        LTM                     REVENUE/    WRITTEN/
                                       POLICY    COMBINED  LTM      LTM     TOTAL      AVERAGE
                                      REVENUE     RATIO    ROA      ROE    REVENUE     EQTUIY
                                      ($000S)      (%)     (%)      (%)      (%)         (X)
                                      -----------------------------------------------------------
For the period ending 12/31/02
Group Mean                            413,072    101.81    2.64     8.31    84.46        1.33
Group Median                          322,554    100.19    2.22     7.76    90.12        1.34

For the period ending 9/30/2002
Group Mean                            373,456    104.52    2.68     7.96    82.05        1.25
Group Median                          289,569    103.57    2.31     7.02    89.81        1.27

% Change (12/31/02 vs. 9/30/02)
Group Mean                              10.61%    -2.60%   -1.56%    4.39%    2.94%       6.24%
Group Median                            11.39%    -3.27%   -4.11%   10.47%    0.34%       5.51%

      Despite this strong performance, the Group Median valuation measures have decreased, and nine of the fourteen members of the Comparable Group have experienced stock price declines during the first quarter of 2003.

                             MARKET VALUE MEASURES


                              52 WEEK   PRICE/    PRICE/
                               PRICE     LTM        LTM      PRICE/
                               CHANGE  REVENUE   EARNING     BOOK
                               (%)       (X)        (X)       (%)
--------------------------------------------------------------------
3/31/03 Pricing
Group Mean                    (7.48)    1.18       17.98    127.37
Group Median                  (8.39)    0.89       16.02    122.67

1/02/03 Pricing
Group Mean                     5.24      1.22      17.38    133.62
Group Median                   3.07      0.94      17.52    123.43

% Change (3/31/03 vs.
1/02/03)
Group Mean                              -3.25%      3.44%    -4.68%
Group Median                            -6.08%     -8.54%    -0.62%

                         RECENT STOCK PRICE PERFORMANCE

                                      MARKET PRICE
                             --------------------------------
                             3/31/03     1/2/03     % CHANGE
                             --------------------------------
Alfa Corporation              11.61      12.26      (5.30)
Baldwin & Lyons, Inc.         19.85      19.04       4.25
Commerce Group, Inc.          34.20      37.55      (8.92)
Donegal Group Inc.            10.76      11.11      (3.15)
EMC Insurance Group
Inc.                          18.90      17.50       8.00
Erie Indemnity
Company                       36.11      36.58      (1.28)
Harleysville Group
Inc.                          24.95      27.01      (7.63)
Merchants Group, Inc.         22.00      21.90       0.46
Midland Company               17.90      18.95      (5.54)
National Security
Group, Inc.                   14.06      13.30       5.71
Penn-America Group,
Inc.                          10.18       9.02      12.86
Philadelphia
Consolidated Holding
Corp.                         36.00      36.40      (1.10)
RLI Corp.                     26.87      27.90      (3.69)
Selective Insurance           24.54      26.10      (5.98)
Group, Inc.
Group Mean                                          (0.81)
Group Median                                        (2.22)
Market-weighted Index                               (3.49)

      Although the Comparable Group stock prices have declined in the first quarter of 2003, they have actually outperformed both their industry and the overall market. Investor sentiment for property/casualty insurance company stocks in general has declined in the three months following the original valuation. Over this period, the SNL Financial P&C Index is down 7.35% and the S&P P&C Index is down 8.11%, while the broader market S&P 500 Index is down 6.69%.

                                  (LINE GRAPH)

CONCLUSION

      Despite the decrease in Mercer's year-over-year net income in 2002, Griffin believes that Mercer's long-term earnings capacity has not been materially impaired. Griffin also believes that the recent decline in stock prices in the comparable group, as well as the property/casualty industry in general, is not sufficient to warrant an adjustment to the valuation range. Therefore, as of March 31, 2003, it is still Griffin's opinion that the estimated pro forma market value range of Mercer is $41.7 million to $56.4 million, with a midpoint of $49.0 million.

                    PRO FORMA EFFECTS OF CONVERSION PROCEEDS
                             AS OF DECEMBER 31, 2002
                          (DOLLAR AMOUNTS IN THOUSANDS,
                             EXCEPT PER SHARE DATA)

                         MINIMUM         MIDPOINT         MAXIMUM
-------------------------------------------------------------------
SHARES OFFERED         4,165,000        4,900,000        5,635,000
-------------------------------------------------------------------
Less ESOP                416,500          490,000          563,500
Acquisition
Additional FMIC
Shares                        --               --          100,000
                      ----------       ----------       ----------
                       3,748,500        4,410,000        5,171,500
Price Per Share       $    10.00       $    10.00       $    10.00
-------------------------------------------------------------------
GROSS PROCEEDS            41,650           49,000           56,350
-------------------------------------------------------------------
Estimated
Expenses (1)               2,750            2,750            2,750
Stock Issued to
ESOP (2)                   4,165            4,900            5,635
Stock Issued to
FHC (3)                    4,878            4,878            4,878
Additional Stock
Issued to FMIC                --               --            1,000
Net Proceeds              29,857           36,472           44,087

Net Income (4)             2,344            2,344            2,344
Income on
Proceeds (5)                 704              861            1,040
Plus: Minority
Interest Income(6)           138              138              138
Less: ESOP Adjustment(2)     135              159              183
-------------------------------------------------------------------
PRO FORMA NET INCOME       3,051            3,183            3,339
-------------------------------------------------------------------
Earnings Per
Share                 $     0.81       $     0.72       $     0.65

Book Value                37,017           37,017           37,017
Net Proceeds +
FHC shares                34,735           41,350           49,965
-------------------------------------------------------------------
PRO FORMA BOOK VALUE      71,752           78,367           86,982
-------------------------------------------------------------------
Book Value Per Share   $   19.14       $    17.77        $   16.82

-------------------------------------------------------------------
ROE                          4.3%             4.1%             3.8%
PRICE / BOOK                52.2%            63.0%            66.8%
PRICE / EARNINGS           12.29            11.26            12.57
-------------------------------------------------------------------

(1) Expenses estimated as 2% of valuation plus $1,500 with a minimum of $2,750.

(2) ESOP adjustment based on 5% pre-tax interest cost, seven year amortization, and 10% of offering.

(3) Assumes 487,790 shares issued to purchase the remaining outstanding shares and options of Franklin. (4) Latest Twelve Months' period.

(5) Assumes Latest Twelve Months' invest yield of 3.63% before taxes.

(6) Minority interest in income of Franklin for the Latest Twelve Months' period.

                                    Exhibits

                         MERCER MUTUAL INSURANCE COMPANY
                       PUBLIC COMPANY ANALYSIS - FINANCIAL
                                    CONDITION

-------------------------------------------------------------------------------------------------------------------------------
                                                                TOTAL                                                  POLICY
                                                 TOTAL          POLICY      SHAREHOLDER'S      MARKET     EQUITY/     RESERVES/
                                    STOCK        ASSETS        RESERVES        EQUITY           CAP       ASSETS       EQUITY
COMPANY                             SYMBOL       (000)          (000)          (000)            (000)       (%)          (X)
-------------------------------------------------------------------------------------------------------------------------------
Alfa Corporation                     ALFA      1,883,891        943,609        566,097        920,420      30.05       1.67
Baldwin & Lyons, Inc.               BWINB        644,462        306,760        284,588        288,900      44.16       1.08
Commerce Group, Inc.                  CGI      2,382,688      1,502,774        790,052       1,098,38      33.16       1.90
Donegal Group Inc.                  DGICB        501,218        331,694        133,183        100,920      26.57       2.49
EMC Insurance Group Inc.             EMCI        674,864        448,010        157,768        215,440      23.38       2.84
Erie Indemnity Company               ERIE      2,357,676      1,110,106        987,372       2,324,55      41.88       1.12
Harleysville Group Inc.              HGIC      2,311,524      1,334,612        632,112        750,110      27.35       2.11
Merchants Group, Inc.                 MGP        268,716        182,255         67,924         46,420      25.28       2.68
Midland Company                      MLAN      1,090,674        571,028        308,908        315,140      28.32       1.85
National Security Group, Inc.        NSEC        101,602         46,581         42,159         34,680      41.49       1.10
Penn-America Group, Inc.              PNG        347,239        203,112        116,595        148,340      33.58       1.74
Philadelphia Consolidated
Holding Corp.                        PHLY      1,358,035        751,342        477,823        787,280      35.18       1.57
RLI Corp.                             RLI      1,719,327      1,083,641        456,555        674,850      26.55       2.37
Selective Insurance Group, Inc       SIGI      3,029,847      1,960,565        652,102        658,150      21.52       3.01
-------------------------------------------------------------------------------------------------------------------------------
Mean                                           1,333,697        769,721        405,231        597,399      31.32       1.97
Median                                         1,224,355        661,185        382,732        486,645      29.19       1.88
-------------------------------------------------------------------------------------------------------------------------------
Mercer Mutual                                    105,848         56,271         37,017             NA      34.97       1.52

                         MERCER MUTUAL INSURANCE COMPANY
                       PUBLIC COMPANY ANALYSIS - FINANCIAL
                                   PERFORMANCE

-------------------------------------------------------------------------------------------------------------------
                                                                                            POLICY      NET PREMIUM
                                            LTM            LTM         LTM        LTM       REVENUE/     WRITTEN/
                                           POLICY        COMBINED      ROA        ROE       TOTAL        AVERAGE
                                 STOCK     REVENUE       RATIO                              REVENUE      EQUITY
COMPANY                          SYMBOL    (000)         (%)           (%)        (%)        (%)          (X)
-------------------------------------------------------------------------------------------------------------------
Alfa Corporation                 ALFA        491,104       99.41        4.00      13.34      83.59         1.21
Baldwin & Lyons, Inc.            BWINB       104,392       86.50        1.99       4.32      96.54         0.38
Commerce Group, Inc.             CGI       1,210,040       99.59        2.06       5.85      96.26         1.64
Donegal Group Inc.               DGICB       185,841      100.19        2.51       9.45      91.19         1.53
EMC Insurance Group Inc.         EMCI        297,043      102.34        2.39      10.80      90.69         2.10
Erie Indemnity Company           ERIE        163,958          NA        8.02      18.58      16.33           NA
Harleysville Group Inc.          HGIC        764,636      102.74        2.12       7.57      90.20         1.31
Merchants Group, Inc.            MGP          83,120      109.28        0.91       3.72      87.39         1.03
Midland Company                  MLAN        577,668      105.09        1.76       6.27      90.73         1.87
National Security Group, Inc.    NSEC         32,631      115.37        0.90       2.09      83.49         0.81
Penn-America Group, Inc.         PNG         115,055       98.25        3.52      10.62      89.83         1.37
Philadelphia Consolidated
 Holding Corp.                   PHLY        421,186       95.85        3.03       7.94      92.32           NA
RLI Corp.                        RLI         348,065       96.52        2.31       9.05      90.04         1.04
Selective Insurance Group, Inc.  SIGI        988,268      112.41        1.47       6.75      83.83         1.69
-------------------------------------------------------------------------------------------------------------------
Mean                                         413,072      101.81        2.64       8.31      84.46         1.33
Median                                       322,554      100.19        2.22       7.76      90.12         1.34
-------------------------------------------------------------------------------------------------------------------
Mercer Mutual                                 40,454       96.30        2.21       6.33      94.91         1.09

                         MERCER MUTUAL INSURANCE COMPANY
                        PUBLIC COMPANY ANALYSIS - MARKET
                                 VALUE MEASURES

-------------------------------------------------------------------------------------------------------------------------------
                                                                     52 WEEK     PRICE/      PRICE/       PRICE/
                                                                       PRICE      LTM         LTM        ESTIMATED     PRICE/
                                   STOCK     CURRENT      PRICING     CHANGE     REVENUE    EARNINGS     EARNINGS       BOOK
COMPANY                            SYMBOL    PRICE         DATE         (%)        (X)        (X)            (X)         (%)
-------------------------------------------------------------------------------------------------------------------------------
Alfa Corporation                   ALFA       11.61      03/31/03     (16.77)      1.57       12.90       12.48        162.61
Baldwin & Lyons, Inc.             BWINB       19.85      03/31/03      (0.88)      2.67       23.63       11.03        102.16
Commerce Group, Inc.                CGI       34.20      03/31/03     (11.63)      0.87       24.08       11.03        139.02
Donegal Group Inc.                DGICB       10.76      03/31/03     (13.92)      0.50        8.21        7.52         74.10
EMC Insurance Group Inc.           EMCI       18.90      03/31/03      (4.98)      0.66       13.31          NA        136.56
Erie Indemnity Company             ERIE       36.30      03/31/03     (10.77)      2.32       15.00       12.35        260.96
Harleysville Group Inc.            HGIC       24.95      03/31/03      (5.56)      0.88       16.31       11.09        118.08
Merchants Group, Inc.               MGP       22.00      03/31/03      (8.68)      0.49       18.49          NA         68.34
Midland Company                    MLAN       17.90      03/31/03     (15.96)      0.49       16.89        9.04        101.76
National Security Group, Inc.      NSEC       14.06      03/31/03       0.43       0.89       38.00          NA         82.27
Penn-America Group, Inc.            PNG       10.18      03/31/03      (2.37)      1.16       11.57       11.31        127.25
Philadelphia Consolidated
Holding Corp.                      PHLY       36.00      03/31/03      (9.55)      1.73       22.22       13.48        164.76
RLI Corp.                           RLI       26.87      03/31/03       3.95       1.75       15.35       13.17        145.24
Selective Insurance Group, Inc.    SIGI       24.54      03/31/03      (8.09)      0.56       15.73       11.15        100.08
-------------------------------------------------------------------------------------------------------------------------------
Mean                                                                   (7.48)      1.18       17.98       11.24        127.37
Median                                                                 (8.39)      0.89       16.02       11.15        122.67
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